FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

May 15, 2015

Commission File Number: 001-32689

SUNTECH POWER HOLDINGS CO., LTD.

(Translation of registrant’s name into English)

Suntech Power Holdings Co., Ltd. (in provisional liquidation)

5th Floor Strathvale House

P.O. Box 258

Grand Cayman KYQ 11104

Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

Other Events.

On January 27, 2015, the Grand Court of the Cayman Islands issued an order for the winding up of Suntech Power Holdings Co., Ltd. (the “Company” or “Suntech Power”) and appointed Messrs. David A.K. Walker and Yat Kit “Victor” Jong of PricewaterhouseCoopers as joint official liquidators (“JOLs”) of the Company.  This order ends Suntech Power’s provisional liquidation process which commenced November 7, 2013. The JOLs will now focus on the restructuring of the Global Solar Fund and pursuing various legal actions for the benefit of Suntech Power’s creditors. Suntech Power’s stock continues to be traded on the over the counter bulletin board under the stock symbol “STPFQ.”  Given the appointment of the JOLs, the Company’s Board of Directors is effectively dissolved.  Prior to this time, Directors David He and Kurt Metzger resigned from Board, effective December 25, 2014, and November 30, 2014, respectively.  Mr. Robert Moon continues to serve as the Company’s Chief Restructuring Officer.

On January 12, 2015, two companies within Suntech Power’s group of affiliated companies (the “Suntech Group”), Suntech America, Inc. (“Suntech America”) and Suntech Arizona, Inc. (“Suntech Arizona,” together with Suntech America, the “Debtors”), each commenced a voluntary case under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware.  The case of Suntech America is being administered under Case Number 15-10054 and the case of Suntech Arizona is being administered under Case Number 15-10056.

Furthermore, Suntech Power’s petition under Chapter 15 of the U.S. Bankruptcy Code seeking recognition of the provisional liquidation proceedings pending in the Cayman Islands as a foreign main proceeding was granted by the U.S. Bankruptcy Court for the Southern District of New York on November 17, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNTECH POWER HOLDINGS CO., LTD.

	By:	/s/ David Walker
	Name:	David Walker
	Title:	Joint Official Liquidator

Date: May 15, 2015